UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 001-00566

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Greif 401(k) Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Greif, Inc.

425 Winter Road

Delaware, Ohio 43015

REQUIRED INFORMATION

The following financial statements for the Greif 401(k) Retirement Plan are being filed herewith:

Description	Page No.
Financial Statements:

December 31, 2005 and 2004 and the year ended December 31, 2005

Report of Independent Registered Public Accounting Firm	Page 3

Financial Statements:

Statements of Net Assets Available for Benefits	Page 4

Statement of Changes in Net Assets Available for Benefits	Page 5

Notes to Financial Statements	Pages 6 through 11

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	page 12

The following exhibits are being filed herewith:

Exhibit No.	Description	Page No.
1	Consent of Ernst & Young LLP	Page 15

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

The Greif 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Greif 401(k) Retirement Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for purposes of additional analysis and is not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Columbus, Ohio

June 19, 2006

Greif 401(k) Retirement Plan

Statements of Net Assets Available for Benefits

	December 31,
	2005	2004
Investments, at fair value:
Interest-bearing cash	$281,832	$—
Mutual funds	74,174,578	69,288,951
Common/collective funds	29,731,144	29,412,992
Common stock	6,149,642	5,385,440
Participant notes receivable	2,799,447	2,519,620

Total investments	113,136,643	106,607,003

Other	355	19

Net assets available for benefits	$113,136,998	$106,607,022

See accompanying notes.

Greif 401(k) Retirement Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2005

Additions:
Employee contributions	$7,017,031
Employer contributions	1,851,143
Rollover contributions	527,176
Net transfers from other plans	6,860
Investment income:
Net appreciation in fair value of investments (Note 3)	6,952,455
Interest and dividend income	237,188

16,591,853

Deductions:
Benefits paid to participants	(10,049,137)
Administrative fees	(12,740)

(10,061,877)

Net increase in net assets	6,529,976

Net assets available for benefits, beginning of year	106,607,022

Net assets available for benefits, end of year	$113,136,998

Greif 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2005

1. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Greif 401(k) Retirement Plan (the Plan) are prepared using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation

The Plan’s investments are stated at fair value. Investments are valued at quoted market prices, which represent the net asset values of units held by the Plan at year-end. Participant notes receivable are valued at their outstanding balance, which approximates fair value.

Payment of Benefits

Benefit payments are recorded upon distribution.

Administrative Expenses

The majority of administrative expenses of the Plan are paid by Greif, Inc. (the Sponsor).

2. Description of the Plan

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the plan document for more complete information.

Greif 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2005

2. Description of the Plan (continued)

General

The Plan is a defined contribution plan covering all employees at adopting locations of the Sponsor and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan was adopted by the Sponsor to provide eligible employees with special incentives for retirement savings. Eligible employees participate as soon as administratively feasible following their date of hire and upon attaining the age of twenty-one. Effective December 31, 2003, each of the Sponsor’s defined contribution retirement plans were merged into the Greif Bros. 401(k) Retirement Plan and Trust. As a result, all assets of these plans were transferred to the Greif Bros. 401(k) Retirement Plan and Trust on January 1, 2004. In addition, the Plan name was changed to Greif 401(k) Retirement Plan on January 1, 2004. Previously eligible participants of the plan were immediately eligible for the Greif 401(k) Retirement Plan.

The Plan provides that the Sponsor will appoint a committee (the Administrator) that is responsible for keeping accurate and complete records with regard to the Plan, informing participants of changes or amendments to the Plan, and ensuring that the Plan conforms to applicable laws and regulations. MassMutual and Investors Bank Trust (the Trustees) maintain the Plan assets.

Participant Contributions

Participants may contribute up to 100% of their annual compensation, not to exceed the deferral limit as established annually by the Internal Revenue Code, into a choice of investment options. In no event shall the amount contributed for any plan year exceed the amount allowable in computing the participant’s federal income tax exclusion for that plan year.

Employer Contributions

At its discretion, the Sponsor may make matching and/or profit sharing contributions. Employer matching contributions are discretionary or are paid pursuant to collective bargaining agreements. Additional profit sharing amounts may be contributed at the option of the Sponsor and are allocated to participants based on their compensation. There were no profit sharing contributions made during the year ended December 31, 2005, except as paid with respect to collective bargaining agreements.

Greif 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2005

2. Description of the Plan (continued)

Participant Notes Receivable

Subject to the Administrator’s approval, the Trustees are empowered to lend to participants a portion of their account balances. The Trustees establish interest rates and terms.

Vesting

Participants have full and immediate vesting in all participant contributions and related income credited to their accounts. Effective January 1, 2004, a participant’s vested interest is defined by the predecessor plan provisions covering the participant on December 31, 2003. After January 1, 2004, employer contributions vest ratably over a five-year period unless otherwise provided by collective bargaining agreements. Forfeited nonvested accounts are used to reduce future employer contributions.

Investment Options

Participants may designate how Plan contributions are to be invested in any combination of the following collective / common and mutual funds held by the Trustees: MassMutual Stable Income Fund, MassMutual Conservative Journey Fund, MassMutual Moderate Journey Fund, MassMutual Aggressive Journey Fund, PIMCO Total Return Fund A, Dodge & Cox Balanced Fund, MassMutual Large Cap Value Fund, MassMutual Indexed Equity Fund, Dodge & Cox Stock Fund, MassMutual Small Company Value Fund, MassMutual Mid Cap Growth II Fund, Lord Abbett Mid-Cap Value Fund, SEI Small Cap Growth Fund, Capital Appreciation Fund and American Funds EuroPacific Growth Fund R. Additionally, participants may invest up to a maximum of 20% of their initial deferral in a fund which invests primarily in common shares of Greif, Inc.

Greif 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2005

2. Description of the Plan (continued)

Payment of Benefits

Withdrawals under the Plan are allowed for termination of employment, hardship (as defined by the Plan), retirement, or the attainment of age 59 1/2. Distributions may also be made to the participant in the event of physical or mental disability or to a named beneficiary in the event of the participant’s death. Distributions are made in a lump sum payment or by installment payments.

Plan Termination

Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to terminate the Plan subject to the provisions of ERISA. The final amounts accumulated in the participant’s accounts will be distributed in accordance with
Section 401(k)(10) of the Internal Revenue Code (“IRC”).

3. Investments

During 2005, the Plan’s investments (including investments bought, sold, exchanged, as well as held during the year) appreciated in fair value as follows:

Net Realized and Unrealized Appreciation in Fair Value of Investments
Common Stock	$914,931
Mutual and Common/Collective Fixed Income Funds	6,037,524

$6,952,455

Greif 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2005

3. Investments (continued)

Investments that represent 5% or more of fair value of the Plan’s net assets are as follows:

	December 31,
	2005	2004
MassMutual Stable Income Fund	$29,731,144	$29,412,992
MassMutual Moderate Journey Fund	8,819,358	8,629,426
MassMutual Indexed Equity Fund	10,240,698	11,596,887
MassMutual Mid Cap Growth II Fund	8,352,695	7,251,352
Dodge & Cox Balanced Fund	7,842,199	6,413,026
MassMutual Large Cap Value Fund	6,895,020	7,610,148
Capital Appreciation Fund	6,055,426	6,309,835
American Funds EuroPacific Growth Fund R	6,058,951	*
Dodge & Cox Stock Fund	6,196,219	*
Greif, Inc. Class A Common Stock	6,149,642	5,385,440

*	Amount does not exceed 5% of the Plan’s net assets at the specified date.

4. Transactions with Parties in Interest

As of December 31, 2005 and 2004, the Plan owned 92,486 and 96,169 shares of the Sponsor’s Class A Common Stock with a fair value of $6,149,642 and $5,385,440, respectively. Cash dividends received from the Sponsor were $82,889 for the year ended December 31, 2005. In addition, the Plan has the following investments at fair value in funds managed by one of the Plan’s Trustees:

	December 31,
	2005	2004
MassMutual Moderate Journey Fund	$8,819,358	$8,629,426
MassMutual Conservative Journey Fund	1,004,051	1,037,604
MassMutual Aggressive Journey Fund	2,415,443	1,751,168
MassMutual Indexed Equity Fund	10,240,698	11,596,887
MassMutual Mid Cap Growth II	8,352,695	7,251,352
MassMutual Large Cap Value Fund	6,895,020	7,610,148
MassMutual Small Company Value Fund	2,273,497	3,107,684
MassMutual Stable Income Fund	29,731,144	29,412,992

Greif 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2005

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 24, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan’s qualified status.

Greif 401(k) Retirement Plan

EIN 31- 1652230 Plan 001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Investment Description	Fair Value
Interest Bearing Cash
Money Market Fund	$281,832

Mutual Funds
MassMutual Moderate Journey Fund*	8,819,358
MassMutual Conservative Journey Fund*	1,004,051
MassMutual Aggressive Journey Fund*	2,415,443
MassMutual Indexed Equity Fund*	10,240,698
MassMutual Mid Cap Growth II*	8,352,695
Dodge & Cox Balanced Fund	7,842,199
Dodge & Cox Stock Fund	6,196,219
MassMutual Large Cap Value Fund*	6,895,020
Capital Appreciation Fund	6,055,426
MassMutual Small Company Value Fund*	2,273,497
SEI Small Cap Growth Fund	626,444
PIMCO Total Return Fund A	5,250,986
Lord Abbett Mid-Cap Value Fund	2,143,591
American Funds EuroPacific Growth Fund R	6,058,951

Total mutual funds	74,174,578

Common/Collective Fixed Income Funds
MassMutual Stable Income Fund*	29,731,144

Common Stock
Greif, Inc. Common Stock*	6,149,642

Loans to Participants
Participant notes receivable, with interest rates of 5.0% to 10.5% and various due dates	2,799,447

Total investments	$113,136,643

*	Indicates party-in-interest to the Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GREIF 401(k) RETIREMENT PLAN

Date: June 23, 2006	By:	/s/ MICHAEL L. ROANE
	Printed Name:	Michael L. Roane
	Title:	Plan Administrator

GREIF 401(K) RETIREMENT PLAN

ANNUAL REPORT ON FORM 11-K

FOR YEAR ENDED DECEMBER 31 2005

INDEX TO EXHIBITS

Exhibit No.	Description	Page No.
1	Consent of Ernst & Young LLP	Page 15